

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 6, 2017

Frank L. Jaksch
Chief Executive Officer
ChromaDex Corporation
10005 Muirlands Boulevard, Suite G
Irvine, CA 92618

      Re: ChromaDex Corporation
           Registration Statement on Form S-3
           Filed October 31, 2017
           File No. 333-221245

Dear Mr. Jaksch:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Christine Westbrook at (202) 551-5019 with any questions.

                                      Division of Corporation Finance
                                      Office of Healthcare & Insurance

cc: Matt Browne, Esq.